ALAMOS GOLD INC.

December 31, 2006 and 2005

(Stated in United States dollars)

INDEX

Management’s responsibility for financial reporting

Auditor’s report

Consolidated Financial Statements

▪

Consolidated Balance Sheets

▪

Consolidated Statements of Operations and Deficit

▪

Consolidated Statements of Cash Flows

▪

Notes to Consolidated Financial Statements

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Alamos Gold Inc. have been prepared by, and are the responsibility of the Company’s management.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgments on information currently available. In the opinion of management, the accounting practices utilized are appropriate in the circumstances and the consolidated financial statements fairly reflect the financial position and results of operations of the Company within reasonable limits of materiality.

Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized, and financial information is reliable. All internal control systems have inherent limitations, including the possibility of circumvention and overriding of controls, and, therefore, can provide only reasonable assurance as to financial statement preparation and safeguarding of assets.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee meets with the Company’s management and external auditors to discuss the results of the audit and to review the annual consolidated financial statements prior to the Audit Committee’s submission to the Board of Directors for approval. The Audit Committee also reviews the quarterly financial statements and recommends them for approval to the Board of Directors, reviews with management the systems of internal control and security, and approves the scope of the external auditors audit and non-audit work. The Audit Committee is composed entirely of directors not involved in the daily operations of the Company and thus is considered to be free from any relationship that could interfere with the exercise of independent judgment as a Committee member.

The consolidated financial statements have been audited by Ernst & Young LLP, Chartered Accountants and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

March 2, 2007

//signed//John A. McCluskey

John A. McCluskey

President and Chief Executive Officer

//signed//Jon Morda

Jon Morda, CA

Chief Financial Officer

TO THE SHAREHOLDERS OF ALAMOS GOLD INC.

We have audited the consolidated balance sheets of Alamos Gold Inc. [the “Company”] as at December 31, 2006 and 2005 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

//signed//Ernst & Young LLP

Chartered Accountants

Toronto, Canada

March 2, 2007

ALAMOS GOLD INC.

CONSOLIDATED BALANCE SHEETS

As at December 31

(Stated in thousands of United States dollars)

	Note Ref.	2006	2005
A S S E T S
Current Assets
Cash and cash equivalents		$4,878	$4,519
Restricted cash	11	78	1,219
Fair value of forward contracts	18	-	966
Amounts receivable	3	6,368	3,862
Advances and prepaid expenses	4	1,314	1,935
Inventory	5	29,549	9,989
		42,187	22,490
Deferred financing charges	6	-	1,183
Long-term investments	8	1,174	-
Mineral property held for sale	8	-	1,013
Mineral property, plant and equipment	7	113,850	101,514
		$157,211	$126,200
L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities		$5,761	$5,323
Bank loan	11	3,000	3,000
Current portion of capital lease obligations	10	1,700	1,190
		10,461	9,513
Capital lease obligations	10	6,277	3,616
Convertible debenture	11	1,092	33,326
Future income taxes	19	1,000	-
Employee future benefits	9	350	-
Asset retirement obligations	12	2,640	2,100

S H A R E H O L D E R S’ E Q U I T Y
Share capital	13	158,971	87,830
Warrants	13	-	265
Convertible debenture	11	297	9,983
Contributed surplus	13	3,740	3,170
Deficit		(27,617)	(23,603)
		135,391	77,645
		$157,211	$126,200

See notes to consolidated financial statements

On behalf of the Board

//signed// John A. McCluskey

//signed// Brian W. Penny

ALAMOS GOLD INC.

Consolidated Statements of Operations and Deficit

For the years ended December 31

(Stated in thousands of United States dollars, except per share amounts)

	2006	2005
OPERATING REVENUES
Gold sales	$54,655	$2,726

OPERATING EXPENSES
Mining and processing	26,856	2,270
Royalties	2,175	-
Amortization	7,821	678
Exploration	4,319	1,889
Corporate and administrative	3,604	2,791
Stock-based compensation	1,820	1,142
Accretion of asset retirement obligations	157	16
Employee future benefits	350	-
	47,102	8,786
EARNINGS (LOSS) FROM OPERATIONS	7,553	(6,060)

Interest income	346	856
Interest expense	(2,159)	(1,824)
Financing charges	(436)	(342)
Accretion of convertible debenture discount	(960)	(1,272)
Foreign exchange loss	(922)	(712)
Other loss	(321)	(93)
Earnings (loss) before income taxes	3,101	(9,447)
Income taxes
- Current	(125)	-
- Future	(1,000)	-
Earnings (loss)	1,976	(9,447)
Deficit, beginning of year	(23,603)	(14,156)
Conversion of convertible debentures	(5,990)	-
Deficit, end of year	($27,617)	($23,603)

Loss per share (Note 17)
– basic and diluted	($0.05)	($0.12)

Weighted average number of common shares outstanding (Note 17)
- basic and diluted	87,607,000	77,180,000

See notes to consolidated financial statements

ALAMOS GOLD INC.

Consolidated Statements of Cash Flows

For the years ended December 31

(Stated in thousands of United States dollars)

	2006	2005
Cash provided by (used for):
Operating Activities
Earnings (loss)	$1,976	($9,447)

Adjustments for items not involving cash:
Amortization	7,821	678
Accretion of asset retirement obligations	157	16
Employee future benefits	350	-
Foreign exchange loss on convertible debenture	1,530	1,845
Fair value of forward contracts	966	(966)
Interest expense settled with common shares	833	-
Future income taxes	1,000	-
Accretion of convertible debenture discount	960	1,272
Loss on settlement of convertible debenture	414	-
Amortization of deferred financing charges	301	355
Stock-based compensation	1,820	1,142
Changes in non-cash working capital:
Amounts receivable	(2,506)	(1,848)
Inventory	(16,014)	(8,797)
Prepaid expenses	(710)	(229)
Accounts payable and accrued liabilities	438	3,303
	(664)	(12,676)
Investing Activities
Short-term investments	-	15,000
Long-term investments	(74)	-
Mineral property, plant and equipment	(22,076)	(57,919)
	(22,150)	(42,919)
Financing Activities
Convertible debenture issued	-	40,306
Common shares issued	18,861	1,661
Bank loan	-	3,000
Capital lease advances	4,396	4,806
Capital lease repayments	(1,225)	-
Restricted cash	1,141	(1,097)
Deferred financing charges	-	(1,689)
	23,173	46,987

Net increase (decrease) in cash and cash equivalents	359	(8,608)
Cash and cash equivalents - beginning of year	4,519	13,127
Cash and cash equivalents - end of year	$4,878	$4,519

Supplemental information:
Interest paid	$2,090	$1,271

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

(Stated in United States dollars)

1. NATURE OF OPERATIONS

Alamos Gold Inc. and its wholly owned subsidiaries (the “Company”) are engaged in the acquisition, exploration, development and extraction of precious metals in Mexico. The Company owns and operates the Mulatos Mine (the “Mine”). In addition, the Company holds the mineral rights to the Salamandra group of concessions in the state of Sonora, Mexico which includes more than nine known satellite gold occurrences.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles (“GAAP”) in Canada and presented in United States dollars. Summarized below are those policies considered particularly significant to the Company. References to the Company included herein are inclusive of the Canadian parent company and its consolidated subsidiaries.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the reporting period. Accounts which require management to make material estimates and significant assumptions in determining amounts recorded include amortization, mineral property, plant and equipment, inventory, asset retirement obligations, employee future benefits, accrued liabilities, future income taxes and contingencies. Actual results could differ from those estimates.

Revenue recognition

Revenue is earned primarily from the sale of gold and is generally recognized when refined metal is delivered to a purchaser pursuant to a purchase agreement that fixes the quantity and price of the metal. Costs incurred or premium income received on forward sales or option contracts are recognized in revenue when the contract is settled. Changes in the fair value of the related asset or liability are recognized in earnings.

Inventory

Inventory which includes gold-in-process, dore, parts and supplies is stated at the lower of cost or net realizable value.

(i)

Dore represents a bar containing predominantly gold by value which must be refined off-site to return saleable metals. Dore inventory is valued at the lower of average cost to produce the dore and net realizable value.

(ii)

In-process inventory represents costs that are incurred in the process of converting mineralized ores into partially refined precious metals, or dore, consisting primarily of gold by value. In-process inventories are composed of ore in stockpiles and ore on leach pads. Ore in stockpiles represents mined ore which requires crushing or screening before being placed on the leach pads. Leach pad ore represents mined ore which has been stacked on an impermeable pad and permeated with chemical solutions to dissolve precious metals and channel the resulting gold-bearing solutions to a plant for recovery of gold in the form of a dore bar.

Cost of in-process inventory includes operating costs incurred to that stage of the process plus amortization of mineral property, plant and equipment allocable to that stage of the process.  Operating costs at each stage of the process are recognized when incurred. Amortization of mineral property, plant and equipment associated with each stage of the process is added periodically. When physical quantities are transferred from one stage of the process to another, associated accumulated costs are also transferred based on average cost per recoverable ounce of gold contained in that inventory at the time of transfer. The amount of recoverable gold contained in in-process inventory is estimated based on the tonnes and grade of ore placed on the pad and metallurgical recoveries based on testing and ongoing monitoring of the rate of gold recoveries. Variations between actual and estimated quantities may result in a write-down of inventory if necessary to maintain a lower of average cost or net realizable value basis or a prospective adjustment to the basis of transferring in-process costs of production to dore.

(iii)

Parts and supplies inventory is valued at the lower of average cost and replacement cost.

Mineral property, plant and equipment

A) Mineral property acquisition and mine development costs:

The Company may hold interests in mineral properties in various forms, including prospecting licenses, exploration and exploitation concessions, mineral leases and surface rights. The costs of acquiring these interests are capitalized as mineral property acquisition costs.

Property acquisition and mine development costs are recorded at cost and amortized by the unit-of-production method based on estimated recoverable reserves. Pre-production expenditures are capitalized until the commencement of production. If it is determined that the capitalized costs related to a property are not recoverable over its productive life, those costs will be written down to fair value as a charge to operations in the period such determination is made.

Mine development costs incurred to expand operating capacity, develop new orebodies or develop mine areas in advance of current production are deferred and then amortized on a unit-of-production basis. Mine development costs for current production are charged to operations as incurred.

Interest and amortization of deferred financing charges on financing attributable to mine development is capitalized to mine development costs while construction and development activities at the property are in progress. When the property is placed into production, those capitalized costs are included in the calculation of the amortization of mine development costs.

Exploration expenditures on properties not advanced enough to identify their development potential are charged to operations as incurred. Expenditures incurred on non-producing properties identified as having development potential, as evidenced by a positive economic analysis of the project, are capitalized.

B) Plant and equipment:

Plant and equipment is stated at cost less accumulated amortization. Plant and equipment is amortized on a unit-of-production basis over estimated recoverable reserves or on a straight-line basis over the estimated useful life of the asset, whichever period is lower.

Foreign currency translation

The United States dollar is the functional currency of the Company and its subsidiaries. Monetary assets and liabilities of the Company which are denominated in foreign currencies are translated into United States dollars at the exchange rate prevailing at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date.  Revenues and expenses are translated at rates of exchange prevailing in the transaction period, with the exception of amortization which is translated at historical exchange rates. All exchange gains and losses are included in the determination of net income.

Cash and cash equivalents

Cash and cash equivalents, which include cash and highly liquid investments with original maturities of three months or less, are recorded at cost, which approximates fair value.

Long-term investments

Long-term investments represent the Company’s investments in equity securities of publicly traded corporations. The Company’s long-term investments are accounted for at historical cost and are tested for impairment at least annually.

Financial instruments and financial risk

The Company’s financial instruments consist primarily of monetary assets and liabilities, the fair value of which approximate their carrying value due to the short-term nature of these instruments. The Company’s convertible debenture liability approximates its accreted value at each reporting period.

The Company enters from time to time into foreign exchange forward contracts to manage the Company’s exposure to fluctuations in the Canadian and United States dollar foreign exchange rates. The Company also enters into spot deferred gold sales (forward transactions). These forward contracts are marked-to-market and recognized in the financial statements at their fair value.

Income taxes

The Company accounts for future tax assets and liabilities using the liability method based on the temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their tax bases. Future tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. Such an allowance applies fully to all potential net income tax assets of the Company in Canada.

Stock-based compensation

The Company has a stock-based compensation plan as described in Note 14. The Company accounts for stock options using the fair value method. Under this method, compensation expense is measured at fair value on the date of grant using the Black-Scholes option pricing model, and is charged as an expense or capitalized, depending on the nature of the grant, in the period the options are vested.

Asset retirement obligations

The Company’s mining and exploration activities are subject to various government laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The fair value of the future liability for an asset retirement obligation is recognized in the period in which it is incurred with an offsetting amount being recognized as an increase in the carrying amount of the corresponding asset. This asset is amortized on a unit-of-production basis over the estimated life of the mine while the corresponding liability accretes to its future value by the end of the mine’s life. Fair value estimations are, however, subject to change based on negotiations with regulatory authorities, and changes in laws and regulations. Refer to note 12.

Employee future benefits

The Company is subject to Mexican statutory laws and regulations governing employee termination benefits. Employee future benefits include statutorily mandatory accrued benefits payable to employees in the event of termination in certain circumstances. Termination benefits are recognized as an expense and associated liability when the amount can be reasonably estimated at the discounted value of the expected future payments.

Loss per share

Loss per share is calculated based on the weighted average number of common shares outstanding during the year. The diluted loss per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of the dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants issued be calculated using the treasury stock method. This method assumes that all common share equivalents have been exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the period. Diluted loss per share is equivalent to loss per share.

Reclassification

Certain comparative figures have been reclassified to conform to the current year presentation.

3. AMOUNTS RECEIVABLE

December 31	2006	2005
	($000)	($000)

Accounts receivable	154	406
Mexican value added tax recoverable	6,214	3,456
	6,368	3,862

4. ADVANCES AND PREPAID EXPENSES

December 31	2006	2005
	($000)	($000)

Advances for mining equipment	309	1,640
Prepaid expenses and deposits	1,005	295
	1,314	1,935

5. INVENTORY

December 31	2006	2005
	($000)	($000)

Precious metals dore and refined precious metals	4,744	793
In-process precious metals	18,041	7,818
Parts and supplies	6,764	1,378
	29,549	9,989

6. DEFERRED FINANCING CHARGES

In conjunction with the early conversion of the majority of the Company’s outstanding convertible debentures (Note 11), related deferred financing charges were charged to share capital.

December 31	2006	2005
	($000)	($000)

Convertible debenture	1,222	1,222
Bank loan	316	316
Less: accumulated amortization	(656)	(355)
Less: write-off of deferred financing charges	(882)	-
	-	1,183

7. MINERAL PROPERTY, PLANT AND EQUIPMENT

In 2003 the Company acquired a 100% interest in certain properties within the Salamandra group of concessions which currently comprises approximately 28,500 hectares, in consideration for the payment of CDN$11,154,000 in acquisition costs and assigned expenses.  Production from the acquired properties is subject to a sliding scale net smelter royalty on the first 2,000,000 ounces of gold production from certain concessions. The royalty commences at 1% when the price of gold is less than $300 per ounce, rising to 5% when the price of gold exceeds $400 per ounce.

Included within the Salamandra group of concessions is the Mulatos mine. In June 2004, the Company completed a feasibility study on a portion of the Mulatos property known as the Estrella Pit Development. The Mine began operations in 2005.

December 31	2006			2005
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

	($000)	($000)	($000)	($000)

Mineral property and mine development	46,964	(4,221)	42,743	42,083
Mining plant and equipment	69,019	(8,058)	60,961	53,558
Assets under capital lease	10,966	(1,066)	9,900	5,690
Office and computer equipment	391	(145)	246	183
	127,340	(13,490)	113,850	101,514

8. LONG-TERM INVESTMENTS

Effective June 15, 2006, the Company sold its La Fortuna Property to Morgain Minerals Inc. (“Morgain”) for consideration of five million common shares of Morgain and a 1% net smelter royalty (“NSR”) on future production from the La Fortuna Property. No gain or loss was recognized on the sale. The share consideration received was valued at $1,100,000 and classified as a long-term investment on the Company’s balance sheet.

The Company also holds certain investments in equity securities of publicly traded corporations which are carried at historical cost on the Company’s balance sheet.

9. EMPLOYEE FUTURE BENEFITS

In 2006, the Company established an employment services company in Mexico through which all permanent employees are paid. Accordingly, the Company commenced accruing employee future benefits for all contract workers paid through the employment services company. These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit. Under Mexican Labour Law, the Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months wages plus 20 days wages for each year of service payable upon involuntary termination without just cause.

The liability associated with the seniority and termination benefits is calculated as the present value of expected future payments. In determining the expected future payments,

assumptions regarding employee turnover rates, inflation, wage increases and expected salary levels are required and are subject to annual review and change.

10. CAPITAL LEASE OBLIGATIONS

The Company enters into leasing arrangements with financing companies for mining equipment. As at December 31, 2006, the Company had entered into ten leases. The maximum term of each lease is five years, with payments totaling $192,000 per month over the term of the leases. The obligations under capital lease bear interest at LIBOR plus 4.1%. The amount of interest expense related to the obligations under capital lease included in the determination of earnings for the year ended December 31, 2006 was $654,000 (2005 - $17,000). The Company has the right to repay the outstanding balance of the leases at any time.

As at December 31, 2006, the future minimum lease payments under capital lease agreements were:

Year	Capital lease payments
($000)

2007	2,300
2008	2,300
2009	2,300
2010	2,200
2011	420
9,520
Less: Imputed interest	(1,543)
7,977

11. DEBT

Convertible Debenture

Effective February 2, 2005, the Company issued a CDN$50 million aggregate principal amount 5.5% convertible unsecured subordinated debenture maturing on February 15, 2010.

Interest on the convertible debenture is payable semi-annually in arrears on February 15 and August 15 of each year at an annual rate of 5.5%. Under the terms of the trust indenture, the debenture was convertible into common shares at a rate of 18.86792 common shares for each CDN$100 principal amount of debenture on maturity.

On May 30, 2006, the Company received approval from a majority of the holders of the debenture to amend the terms of the trust indenture to allow for early conversion of the outstanding debenture.

Effective June 22, 2006, debentures representing CDN$44,615,000 or approximately 89% of the outstanding pre-conversion balance were converted into common shares at an incentive conversion ratio of 20.5907 common shares for each CDN$100 principal of debenture resulting in the issuance of 9,186,541 common shares. Accrued interest related to the converted debentures was settled through the issuance of common shares at 18.86792 common shares for each CDN$100 of accrued interest resulting in the issuance of 159,824 common shares.

On June 30, 2006, debentures representing CDN$3,829,000 or approximately 8% of the outstanding pre-conversion balance were converted into common shares at an incentive conversion ratio of 20.3824 common shares for each CDN$100 principal of debenture resulting in the issuance of 780,441 common shares. In addition, accrued interest related to the converted debentures was settled through the issuance of common shares at 18.86792 common shares for each CDN$100 principal of debenture resulting in the issuance of 14,696 common shares.

The fair market value of the additional share consideration issued as a result of the induced conversion ratio was allocated to the liability and equity elements of the convertible debenture based on the change in relative fair values between the date of issuance and the date of the conversion. Non-cash debt settlement expense of $414,000 was charged to earnings for the year, and $5,990,000 was charged to retained earnings.

At December 31, 2006, in accordance with the terms of the trust indenture, a trust account held $78,000 for payment of interest related to the outstanding debentures from August 16, 2006 to February 15, 2007.

Bank loan

On July 21, 2005, the Company obtained a bank line of credit consisting of a $10 million unsecured one year extendible revolving facility and a non-margin hedging line. Interest is payable at a rate of 2.75% above applicable LIBOR on the drawn portion of the facility, and 0.75% on the un-drawn portion. The initial term was for one year, and may be extended at the discretion of the lender for two additional one-year terms to July 21, 2008.  On February 7, 2006, the bank agreed to increase the amount available to the Company under the line of credit to $16 million over the life of the facility. On July 21, 2006 the line of credit was extended at the Company’s request in the amount of $10 million for an additional one-year term. As at December 31, 2006 the Company was advanced $3 million related to this facility.

12. ASSET RETIREMENT OBLIGATIONS

The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred, on a discounted cash flow basis, if a reasonable estimate can be made. The liability accretes to its full value over time through charges to operations. In addition, the fair value is added to the carrying amount of the Company’s mineral property, plant and equipment, and is amortized on a units-of-production basis over the life of the mine.

Continuity of asset retirement obligations for the years ended December 31:

	2006	2005
	($000)	($000)

Obligations at January 1	2,100	50
Revisions in estimated cash flows	113	-
Change in assumptions	245	-
Liabilities incurred	25	2,034
Accretion of discounted cash flows	157	16
Obligations at December 31	2,640	2,100

The assumptions used in the determination of the asset retirement obligations are as follows:

	2006	2005
Estimated cost ($000)	4,440	4,265
End of mine life	2014	2015
Discount rate	6.70%	7.25%

13. SHARE CAPITAL

a)  Authorized share capital of the Company consists of unlimited common shares without par value.

	Number of Shares	Amount
		($000)

Outstanding at January 1, 2005	76,777,918	86,170
Exercise of stock options	192,500	237
Exercise of warrants	495,700	1,423
Outstanding at December 31, 2005	77,466,118	87,830
Exercise of stock options	1,337,083	3,758
Conversion of convertible debenture	10,153,014	50,765
Exercise of warrants	4,754,300	15,368
Transfer of contributed surplus to share capital for exercised stock options	-	1,250
Outstanding at December 31, 2006	93,710,515	158,971

b)

Stock options outstanding and exercisable as at December 31, 2006:

	Outstanding			Exercisable
Range of exercise prices ($CDN)	Number of options	Weighted average exercise price ($CDN)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price ($CDN)

$0.50 - $1.00	200,000	$0.94	0.69	200,000	$0.94
$1.01 - $2.00	480,000	$1.14	1.21	480,000	$1.14
$2.01 - $3.00	1,791,500	$2.40	2.23	1,791,500	$2.40
$3.01 - $4.00	1,100,000	$3.70	3.56	1,100,000	$3.70
$6.01 - $7.00	412,000	$6.35	2.92	274,000	$6.35
$8.01 - $9.00	1,202,000	$8.89	3.78	465,400	$8.89

	5,185,500	$4.32	2.65	4,310,900	$3.48

c) Summary of stock option activity:

	Number	Weighted average exercise price
		($CDN)
Outstanding at January 1, 2005	3,603,483	2.11
Granted	1,945,000	4.57
Exercised	(192,500)	1.48
Outstanding at December 31, 2005	5,355,983	3.03
Granted	1,235,000	8.89
Exercised	(1,337,083)	3.21
Forfeited	(68,400)	7.19
Outstanding at December 31, 2006	5,185,500	4.32

d) Summary of warrant activity:

	Number	Weighted average exercise price
		($CDN)
Outstanding at January 1, 2005	4,900,000	3.50
Granted	350,000	5.80
Exercised	(495,700)	3.50
Outstanding at December 31, 2005	4,754,300	3.67
Exercised	(4,754,300)	3.67
Outstanding at December 31, 2006	-	-

e) Summary of contributed surplus activity:

($000)
Balance at January 1, 2005	1,877
Stock-based compensation	1,293
Transfer to share capital	-
Balance at December 31, 2005	3,170
Stock-based compensation	1,820
Transfer to share capital	(1,250)
Balance at December 31, 2006	3,740

14. STOCK-BASED COMPENSATION

The Company has a stock option plan, originally approved by the Board of Directors (the “Board”) on April 17, 2003, to allow the Company to grant incentive stock options to its directors, officers, employees and consultants. At the Company’s annual general meeting held on May 24, 2005, the shareholders of the Company approved an amendment to the

Company’s stock option plan. Under the amended stock option plan, the number of shares reserved for issuance cannot exceed 10% of the total number of shares which are outstanding on the date of grant. The exercise price, term (not to exceed ten years) and vesting provisions are authorized by the Board at the time of the grant.

Effective May 24, 2006, the Company granted incentive stock options to its directors, officers and employees to purchase up to a total of 985,000 common shares in the capital of the Company at an exercise price of CDN$8.90 per share.

Effective December 21, 2006, the Company granted incentive stock options to its employees to purchase up to a total of 250,000 common shares in the capital of the Company at an exercise price of CDN$8.86 per share.

The options granted to directors and officers are exercisable for a five-year period, and options granted to employees are exercisable for a three-year period. All of the 1,235,000 incentive stock options granted during 2006 vest 20% on the date of grant, and 20% at each six-month interval following the date of grant.

The fair value of stock options granted were estimated using the Black-Scholes option pricing model with the following assumptions:

For options granted in the year ended December 31	2006	2005

Risk-free rate	4.00%	3.75%
Expected dividend yield	Nil	nil
Expected stock price volatility	50%	50%
Expected option life, based on terms of the grants (months)	27-40	18-30
Per share fair value of options granted	$2.94	$1.07

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate, and therefore it is management’s view that the existing models may not provide a single reliable measure of the fair value of the Company’s stock option grants.

As at December 31, 2006, 4,310,900 stock options were exercisable. The remaining 874,600 stock options vest over the following 2 years.

Subsequent to December 31, 2006, 14,000 stock options were exercised at an average exercise price of CDN$4.89.

15. RELATED PARTY TRANSACTIONS

A director of the Company was paid $53,000 during the year ended December 31, 2006 (2005 - $69,000) for management and administrative services pursuant to a monthly services contract. These services have occurred in the normal course of operations and are measured at their fair value as determined by management.

16.

SEGMENTED REPORTING

The Company operates in one business segment, the exploration, mine development and extraction of precious metals, primarily gold, in two geographic areas, Canada and Mexico.

December 31	2006	2005
	($000)	($000)
Assets, by geographic segment
Mexico	152,641	119,952
Canada	4,570	6,248
	157,211	126,200

Year Ended December 31			2006			2005
	Mexico	Canada	Total	Mexico	Canada	Total
	($000)	($000)	($000)	($000)	($000)	($000)

Revenues	54,655	-	54,655	2,726	-	2,726
Earnings (loss)	11,481	(9,505)	1,976	(2,136)	(7,311)	(9,447)

17. LOSS PER SHARE

Loss per share has been calculated as presented in the table below for the years ended December 31;

	2006	2005
	($000)	($000)

Earnings (loss) for the year	1,976	(9,447)
Conversion of convertible debentures (Note 11)	(5,990)	-
Loss attributable to common shareholders	(4,014)	(9,447)

Weighted average number of common shares outstanding
- basic and diluted	87,607,000	77,180,000

Loss per share
- basic and diluted	($0.05)	($0.12)

18. COMMITMENTS AND CONTINGENCIES

As at December 31, 2006, the Company had outstanding gold forward contracts to sell 200 ounces of gold in January 2007. These contracts were not designated as hedges at inception. The marked-to-market value of these contracts was $nil at December 31, 2006.

Production from the Mine is subject to a sliding scale production royalty, which at current gold prices above $400 per ounce is set at a rate of 5% of the value of gold and silver produced, less certain allowed refining and transportation costs. Valuations are based on average London PM Fix gold prices, not actual prices realized by the Company.

19. INCOME TAXES

The reconciliation of the expected tax expense (recovery) at statutory rate and provision for income tax expense (recovery) is:

December 31	2006	2005
	($000)	($000)

Earnings (loss) before income taxes	3,101	(9,447)

Expected tax expense/(recovery) at statutory income tax rate	1,100	(3,400)
(Decrease) increase resulting from:
Difference in foreign tax rates	(1,000)	(200)
Non-deductible accretion expense	300	500
Non-deductible stock-based compensation expense	700	400
Non-deductible loss	200	-
Foreign exchange net taxable gains	(400)	1,600
Inflation net taxable gains	600	700
Withholding tax	125	-
Other	-	100
Valuation allowance	(500)	300
Income tax expense	1,125	-

The following information summarizes the principal temporary differences and the related future tax effect:

December 31, 2006	Canada	Mexico	Total
	($000)	($000)	($000)
Future tax assets
Non-capital losses	6,870	7,560	14,430
Long-term investments	80	-	80
Financing charges	980	350	1,330
Employee future benefits	-	100	100
Asset retirement obligations	-	730	730
Valuation allowance	(6,740)	-	(6,740)
	1,190	8,740	9,930

Future tax liabilities
Inventory	530	1,510	2,040
Mineral property, plant and equipment	660	8,230	8,890
	1,190	9,740	10,930
Net future tax liabilities	-	(1,000)	(1,000)

December 31, 2005	Canada	Mexico	Total
	($000)	($000)	($000)

Future tax assets
Non-capital losses	5,148	10,904	16,052
Financing charges	1,332	-	1,332
Valuation allowance	(4,468)	(119)	(4,587)
	2,012	10,785	12,797

Future tax liabilities
Inventory	-	(2,432)	(2,432)
Mineral property, plant and equipment	(2,012)	(8,353)	(10,365)
	(2,012)	(10,785)	(12,797)
Net future tax liabilities	-	-	-

Non-capital losses available in Canada to be utilized in subsequent years are $21 million expiring between 2007 and 2026. Losses in Mexico amount to approximately $27 million and expire over a 10-year period.

20.  RECLASSIFICATION

Certain comparative figures have been reclassified to conform to the current year presentation.